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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 11-K

                     ANNUAL REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2003

                        Commission File Number 000-19517

                                  Title of Plan
                            THE BON-TON STORES, INC.
                    PROFIT SHARING / RETIREMENT SAVINGS PLAN

               ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN
                            THE BON-TON STORES, INC.
                             2801 EAST MARKET STREET
                            YORK, PENNSYLVANIA 17402
                                 (717) 757-7660

                            ------------------------


--------------------------------------------------------------------------------

                            THE BON-TON STORES, INC.
                     PROFIT SHARING/RETIREMENT SAVINGS PLAN

                 Financial Statements and Supplemental Schedule

                           December 31, 2003 and 2002

       (With Independent Registered Public Accounting Firm Report Thereon)

                            THE BON-TON STORES, INC.
                     PROFIT SHARING/RETIREMENT SAVINGS PLAN

                                TABLE OF CONTENTS

                                                                            PAGE

Report of Independent Registered Public Accounting Firm                       1

Statements of Net Assets Available for Plan Benefits,
   December 31, 2003 and 2002                                                 2

Statements of Changes in Net Assets Available for Plan
   Benefits, years ended December 31, 2003 and 2002                           3

Notes to Financial Statements, December 31, 2003 and 2002                     4

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
   December 31, 2003                                                          9

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Plan Administrator
The Bon-Ton Stores, Inc.
Profit Sharing/Retirement Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of The Bon-Ton Stores, Inc. Profit Sharing/Retirement Savings Plan as of December 31, 2003 and 2002, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of The Bon-Ton Stores, Inc. Profit Sharing/Retirement Savings Plan as of December 31, 2003 and 2002, and the changes in net assets available for plan benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Schedule H, Line 4i - Schedule of Assets (Held at Year End) as of December 31, 2003 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management and has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ KPMG LLP

Harrisburg, Pennsylvania
June 11, 2004

                            THE BON-TON STORES, INC.
                     PROFIT SHARING/RETIREMENT SAVINGS PLAN

              Statements of Net Assets Available for Plan Benefits
                           December 31, 2003 and 2002

                                                  2003             2002
                                              -----------      -----------
Assets:
  Current assets:
    Cash                                      $    10,777      $    16,309
                                              -----------      -----------
    Contributions receivable:
         Employer                               2,503,901        2,525,344
         Participant                              187,906          131,686
                                              -----------      -----------
                Total contributions
                receivable                      2,691,807        2,657,030
                                              -----------      -----------
    Interest and dividends receivable              15,964           28,420
                                              -----------      -----------
    Investments, at fair value:
         Common stock                           9,875,362        3,930,457
         Participant loans                        856,501          854,499
         Common/collective funds               19,193,923       18,360,891
         Mutual funds                          36,305,813       27,225,406
                                              -----------      -----------
                Total investments              66,231,599       50,371,253
                                              -----------      -----------
                Total assets                   68,950,147       53,073,012
                                              -----------      -----------
Liabilities:
  Accrued expenses                                     --            6,610
                                              -----------      -----------
                Net assets available for
                plan benefits                 $68,950,147      $53,066,402
                                              ===========      ===========

See accompanying notes to financial statements.

                            THE BON-TON STORES, INC.
                     PROFIT SHARING/RETIREMENT SAVINGS PLAN

         Statements of Changes in Net Assets Available for Plan Benefits
                     Years ended December 31, 2003 and 2002

                                                                 2003              2002
                                                              -----------      ------------
Additions to net assets:
   Contributions:
     Employer                                                 $ 2,504,429      $  2,525,344
     Participant                                                4,268,549         4,172,942
                                                              -----------      ------------
                    Total contributions                         6,772,978         6,698,286
                                                              -----------      ------------
   Investment income (loss):
     Net appreciation (depreciation) in fair value of
     investments                                               14,190,213        (3,051,028)
     Dividends                                                    844,586           628,684
     Interest                                                      55,889            63,195
                                                              -----------      ------------
                    Total investment gain (loss)               15,090,688        (2,359,149)
                                                              -----------      ------------
                    Total additions, net                       21,863,666         4,339,137
                                                              -----------      ------------
Deductions from net assets:
   Benefit payments and withdrawals                             5,765,647         3,345,492
   Administrative expenses                                        214,274           200,623
                                                              -----------      ------------
                    Total deductions                            5,979,921         3,546,115
                                                              -----------      ------------
                    Increase in net assets available

                    for plan benefits                          15,883,745           793,022
Net assets available for plan benefits:
   Beginning of year                                           53,066,402        52,273,380
                                                              -----------      ------------
   End of year                                                $68,950,147      $ 53,066,402
                                                              ===========      ============

See accompanying notes to financial statements.

                            THE BON-TON STORES, INC.
                     PROFIT SHARING/RETIREMENT SAVINGS PLAN

                         Notes to Financial Statements
                           December 31, 2003 and 2002

(1)   DESCRIPTION OF PLAN

      The following description of The Bon-Ton Stores, Inc. Profit Sharing/Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

      (A)   GENERAL

            The Plan is a defined contribution plan covering substantially all employees of The Bon-Ton Stores, Inc. (the Company) who have completed one year of service, worked 1,000 hours and are age 21 or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

      (B)   EMPLOYEE CONTRIBUTIONS

            Eligible employees may elect to make basic contributions from 1% to 50% of their compensation. The Plan has additional limitations on pretax contributions for highly compensated participants. For the Plan years 2003 and 2002, a highly compensated participant, as defined by the Plan, is a participant with an annual salary equal to or greater than $90,000. During 2003 and 2002, the Plan allowed employees over age 50 contributing the maximum allowable amount to make annual catch-up contributions of up to $2,000 and $1,000, respectively.

      (C)   EMPLOYER CONTRIBUTIONS

            The Plan's profit sharing contributions are made at the Company's discretion out of the annual current earnings of the Company subsequent to the close of the Company's fiscal year. Contributions are paid to the designated trustee of the Plan and are subject to certain limitations as dictated by the Internal Revenue Code (IRC). Profit sharing contributions by the Company are allocated following the last day of the Plan year. Allocations are based upon an eligible participant's weighted compensation using the ratio which the participant's compensation for the Plan year plus the participant's compensation in excess of 40% of the Social Security Wage Base for the Plan year bears to the total compensation for the Plan year plus the total compensation in excess of 40% of the Social Security Wage Base for the Plan year of all eligible participants. The maximum amount which may be allocated using this method to any participant is 4.3% of the sum of the participant's compensation for the Plan year plus the participant's compensation over 40% of the Social Security Wage Base for the Plan year.

            Matching employer contributions are also at the discretion of the Company and cannot apply to more than 5% of the participant's compensation. These contributions are allocated to the available investment options based upon the allocations chosen by the participant. During 2003 and 2002, the Company's matching contributions as a percentage of the employees' pretax contributions were 30% of the first 5% of the participants' compensation.

      (D)   PARTICIPANT ACCOUNTS

            Each participant's account is credited with the participant's contribution and an allocation of: (a) the employer's contribution,
            (b) Plan earnings (losses), and (c) forfeitures of terminated participant's nonvested accounts. Forfeitures attributable to profit sharing contributions are allocated on the same


                                       4
                                                                     (Continued)

                            THE BON-TON STORES, INC.
                     PROFIT SHARING/RETIREMENT SAVINGS PLAN

                         Notes to Financial Statements
                           December 31, 2003 and 2002

            basis as profit sharing contributions, and forfeitures attributable to matching employer contributions are allocated on the same basis as matching employer contributions. Forfeitures during 2003 and 2002 were approximately $240,345 and $123,000, respectively. Effective September 2000, PNC Bank N.A., the trustee as defined by the Plan, instituted a $10 administrative fee for each distribution from the Plan. Before allocation, funds from forfeitures are used to pay these Plan fees.

      (E)   INVESTMENTS

            Investment of the participants' and the Company's contributions, both matching and profit sharing, are allocated at the direction of the participant.

      (F)   VESTING

            Participants are fully vested as to their own contributions. With regard to employer matching contributions, the Plan has adopted a three-year cliff vesting policy, which provides for 100% vesting after three years of service. Profit sharing contributions also cliff vest, with 100% vesting after five years of service.

      (G)   PARTICIPANT LOANS

            Participants may borrow from the Plan in an amount not to exceed 50% of the participant's vested account balance. In no event can the participant borrow more than $50,000 or less than $1,000. Loans are for a period not to exceed five years and bear interest at prime (4% at December 31, 2003) plus 1%.

      (H)   BENEFIT PAYMENTS

            Participants may make withdrawals from their employee pretax contribution accounts at any time after age 59 -1/2 or at any time for economic hardship, as defined by the Plan. After-tax employee contributions may be withdrawn at any time. Upon termination of employment, participants are entitled to receive the entire balance in their employee account and employer account (if vested). In the event of death or disability of a participant before termination of employment, 100% of a participant's account is distributed to a beneficiary as defined. Withdrawals may be paid in a lump sum, in installments, as an annuity for life, as a joint and survivor annuity, or any combination of the foregoing at the option of the participant.

            Benefits due to retired and terminated participants, which are included in the statement of net assets available for plan benefits at December 31, 2003 and 2002, amounted to $360,899 and $156,073, respectively.

      (I)   PLAN TERMINATION

            Although it has not expressed an intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.


                                      5
                                                                     (Continued)

                            THE BON-TON STORES, INC.
                     PROFIT SHARING/RETIREMENT SAVINGS PLAN

                         Notes to Financial Statements
                           December 31, 2003 and 2002

(2)   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      (A)   BASIS OF ACCOUNTING

            The financial statements of the Plan have been prepared on the accrual basis of accounting.

      (B)   ESTIMATES

            The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

      (C)   INVESTMENTS

            Participants have the option to invest their contributions and employer contributions in any of the following thirteen investments:
            PNC Investment Contract Fund (a common/collective trust fund), BlackRock Core Bond Total Return Fund, Washington Mutual Investors Fund, Federated Mid Cap Index Fund, Bon-Ton Stores, Inc. Common Stock, Janus Advisor Growth and Income Fund, American Balanced Fund, AIM Small Cap Growth Fund, American Century Conservative Advisor Fund, American Century Moderate Advisor Fund, American Century Aggressive Advisor Fund, Fidelity Advisor Diversified Fund, and Growth Fund of America.

            Participants may also elect to invest in a self-directed brokerage account. This investment option allows participants to invest their funds into any security available on the open market for some additional fees associated with the self-direction. Only one of the Plan's participants has chosen this election and has chosen Bon-Ton Stores, Inc. Common Stock as the investment.

            Effective October 2003, the Fidelity Advisor Diversified Fund replaced the American Century International Fund.

            The Plan's investments are stated at fair value measured by quoted market prices.

      (D) REALIZED GAINS (LOSSES) AND UNREALIZED APPRECIATION (DEPRECIATION) IN FAIR MARKET VALUE

            The computations of both realized gains and losses and the unrealized appreciation and depreciation in fair market value are based on the difference between the fair market values of the investments at the beginning of the year and the fair market values on the sales dates or the end of the year, as applicable.

      (E)   ADMINISTRATIVE EXPENSES

            Under terms of the Plan document, all expenses are paid by the Plan unless paid directly by the Company.


                                       6
                                                                     (Continued)

                            THE BON-TON STORES, INC.
                     PROFIT SHARING/RETIREMENT SAVINGS PLAN

                         Notes to Financial Statements
                           December 31, 2003 and 2002

(3)   INVESTMENTS

      The following investments represent 5% or more of the Plan's net assets available for plan benefits as of December 31, 2003 and 2002:

                                                                    2003             2002
                                                                -----------      -----------
Bon-Ton Stores, Inc. Common Stock, 884,120 and
    1,005,021 shares, respectively                              $ 9,875,362      $ 3,930,457
American Balanced Fund, 493,242 and 436,629 shares,
    respectively                                                  8,528,162        6,296,187
Washington Mutual Investors Fund, 403,041 and 373,227
    shares, respectively                                         11,599,533        8,774,562
BlackRock Core Bond Total Return Fund, 416,719 and 392,250
    shares, respectively                                          4,025,506        3,922,499
Janus Advisor Growth & Income Fund, 428,563 and 442,212
    shares, respectively                                          6,342,734        5,293,275
PNC Investment Contract Fund, 7,419,088 and 7,375,629
    shares, respectively                                         19,193,923       18,360,891
Federated Mid Cap Index Fund, 184,791 and 151,203
    shares, respectively                                          3,507,347        2,156,158

      During 2003 and 2002, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated/(depreciated) in value by $14,190,213 and $(3,051,028), respectively, as follows:

                                                       2003              2002
                                                   -----------      -----------
Mutual funds                                       $ 5,729,478      $(5,032,860)
Common/collective funds                                738,398           852,889
Common stock                                         7,722,337         1,128,943
                                                   -----------      -----------
                                                   $14,190,213      $(3,051,028)
                                                   ===========      ===========

(4)   RELATED-PARTY TRANSACTIONS

      Certain Plan investments are shares of investment funds managed by PNC Bank, N.A., the trustee as defined by the Plan. The Plan also provides the participants the election of an investment in the Company's common stock. These qualify as party-in-interest transactions.


                                        7
                                                                     (Continued)

                            THE BON-TON STORES, INC.
                     PROFIT SHARING/RETIREMENT SAVINGS PLAN

                         Notes to Financial Statements
                           December 31, 2003 and 2002

      Cash fees paid by the Plan for recordkeeper services and investment management services amounted to $144,737 and $130,545, and $76,147 and $97,648, respectively, for the years ended December 31, 2003 and 2002, respectively.

(5)   FEDERAL INCOME TAXES

      The Internal Revenue Service has determined and informed the Company by a letter dated October 22, 2002, that the Plan is qualified under Sections 401(a) and 401(k) of the IRC and the trust established under the Plan is exempt from federal income taxes under Section 501(a). The Plan's management believes that subsequent amendments have not affected the Plan's qualification and that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

(6)   RECONCILIATION OF FINANCIAL STATEMENTS

      The following is a reconciliation of net assets available for plan benefits on the financial statements to the Form 5500:

                                                       2003               2002
                                                   ------------       ------------
Net assets available for plan benefits on the
    financial statements                           $ 68,950,147       $ 53,066,402
Amount allocated to withdrawing participants           (360,899)          (156,073)
                                                   ------------       ------------
Net assets available for plan benefits on the
    Form 5500                                      $ 68,589,248       $ 52,910,329
                                                   ============       ============

      The following is a reconciliation of benefits paid to participants on the financial statements to the Form 5500:

                                                           2003              2002
                                                        -----------       -----------
Benefits paid to participants on the financial
    statements                                          $ 5,765,647       $ 3,345,492

Add amounts allocated to withdrawing participants
    at year end                                             360,899           156,073
Less amounts allocated to withdrawing participants
    at beginning of year                                   (156,073)          (44,387)
                                                        -----------       -----------
Benefits paid to participants on the Form 5500          $ 5,970,473       $ 3,457,178
                                                        ===========       ===========

      Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

                            THE BON-TON STORES, INC.
                     PROFIT SHARING/RETIREMENT SAVINGS PLAN

         Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
                               December 31, 2003

                                                                                     NUMBER OF                         CURRENT
          DESCRIPTION OF INVESTMENT                                                SHARES/UNITS                         VALUE
-------------------------------------------------------------                      ------------                      -----------
* Bon-Ton Stores, Inc. Common Stock +                                                  884,120                       $ 9,875,362
  American Century Conservative Fund Advisor                                            14,540                            79,684
  American Century Moderate Fund Advisor                                                15,848                           100,478
  American Century Aggressive Fund Advisor                                              38,091                           265,495
  AIM Small Cap Growth Fund                                                             28,287                           727,248
  American Balanced Fund                                                               493,242                         8,528,162
  Washington Mutual Investors Fund                                                     403,041                        11,599,533
  Fidelity Advisor Diversified  Fund                                                    55,570                           873,004
  Growth Fund of America                                                                10,457                           256,622
* BlackRock Core Bond Total Return Fund                                                416,719                         4,025,506
  Federated Mid Cap Index Fund                                                         184,791                         3,507,347
  Janus Advisor Growth & Income Fund                                                   428,563                         6,342,734
* PNC Investment Contract Fund                                                       7,419,088                        19,193,923
* Participant Loans; interest rates ranging from 5% to 10.50%                              116                           856,501
                                                                                                                     -----------
                                                                                                                     $66,231,599
                                                                                                                     ===========

* Represents a party-in-interest investment

+ Includes 337,307 shares at a market value of $3,805,733 held in a self-directed brokerage account.

  See accompanying report of independent registered public accounting firm.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                    THE BON-TON STORES, INC.
                                    Profit Sharing/Retirement Savings Plan

Date:  June 24, 2004                By:      /s/ Paul A. Cortese
                                      ---------------------------------
                                              Paul A. Cortese
                                              Plan Administrator

                                  EXHIBIT INDEX


Exhibit              Description
23.1             Consent of KPMG LLP